FILED BY INVESTAR HOLDING CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: BOJ BANCSHARES, INC.
COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON
FORM S-4 FILED BY INVESTAR HOLDING CORPORATION: 333-220884

The following is a press release issued by Investar Holding Corporation on October 25, 2017 that discusses the regulatory approvals for the pending acquisition with BOJ Bancshares, Inc.
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Investar Holding Corporation Announces Acquisition Approvals

Baton Rouge, La., October 25, 2017 (GLOBE NEWSWIRE) – Investar Holding Corporation (the “Company”) (Nasdaq:ISTR), the holding company of Investar Bank, today announced the receipt of regulatory approvals from the Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Federal Deposit Insurance Corporation (“FDIC”), and the Louisiana Office of Financial Institutions (“Louisiana OFI”) for its previously announced pending acquisition of BOJ Bancshares, Inc. (“BOJ”), the parent company for The Highlands Bank (“Highlands Bank”) in Jackson, Louisiana. The Company also provided an update regarding expected timeframes to complete the acquisition and the associated branch and operating system conversions.

On August 7, 2017, the Company announced that it had entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with BOJ. At June 30, 2017, BOJ had, on a consolidated basis, approximately $150 million in assets, $104 million in net loans, $124 million in deposits, and $17 million in stockholders’ equity. Highlands Bank offers a full range of banking products and services to the residents of East Feliciana, West Feliciana, and East Baton Rouge Parishes through its main office and four branch locations.

On October 25, 2017, the Company announced that it has received approvals from the Federal Reserve Board, the FDIC and the Louisiana OFI to acquire BOJ. Completion of the acquisition remains subject to the satisfaction of customary closing conditions under the terms of the Merger Agreement, including obtaining the requisite approvals of BOJ’s shareholders. BOJ will hold a special shareholder meeting on November 15, 2017 where its shareholders will consider and vote on the Merger Agreement and the BOJ acquisition. No vote of the shareholders of the Company is required for completion of the transaction. Upon satisfaction of all closing conditions, the Company anticipates it will close the BOJ acquisition by the end of the fourth quarter of 2017. Branch and operating system conversions are currently scheduled to be completed in the first quarter of 2018.

Under the terms of the Merger Agreement, consideration will be paid to the shareholders of BOJ in the form of cash and shares of Investar common stock. Shareholders of BOJ will be entitled to receive an aggregate amount of cash consideration equal to $3.95 million, subject to certain adjustments. BOJ will also be entitled to receive an aggregate of 799,559 shares of Investar common stock, subject to adjustment based upon fluctuations in Investar’s average closing price for the ten consecutive trading days prior to the closing date. Assuming no adjustments to the merger consideration under the terms of the Merger Agreement, the transaction is valued at approximately $22.78 million based upon the closing price of Investar’s common stock of $23.55 on October 17, 2017. It is expected that shareholders of BOJ will own approximately 8% of the combined company following the acquisition.

John D’Angelo, President and Chief Executive Officer, commented, “We are excited to have received the approvals of our federal and state bank regulators and are enthusiastic to add Highlands Bank’s customers and branches into the Investar family. We look forward to closing the acquisition by the end of the fourth quarter. The conversion teams at our respective companies are diligently working to ensure a successful transition and remain on schedule for the proposed timeline for the closing and the system conversions.”
About Investar
Investar Holding Corporation, headquartered in Baton Rouge, Louisiana, provides full banking services, excluding trust services, through its wholly-owned banking subsidiary, Investar Bank, a Louisiana-chartered bank. The Company had total assets of approximately $1.2 billion as of June 30, 2017. Investar Bank currently operates 15 branches serving southeast Louisiana.

Additional Information for Investors

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transactions, the Company filed a registration statement on Form S-4 (File No. 333-220884) with the SEC which includes a proxy statement of BOJ and a prospectus of the Company, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BOJ ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus is being mailed to the stockholders of BOJ, seeking the required stockholder approvals. These documents and other documents relating to the acquisition filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov.
Forward-Looking Statements
This press release may include forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current expectations and assumptions about our business that are subject to a variety of risks and uncertainties that could cause the actual results to differ materially from those described in this press release. You should not rely on forward-looking statements as a prediction of future events. Additional information regarding factors that could cause actual results to differ materially from those discussed in any forward-looking statements are described in reports and registration statements we file with the SEC, including our Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, copies of which are available on the Investar internet website http://www.InvestarBank.com.
We disclaim any obligation to update any forward-looking statements or any changes in events, conditions or circumstances upon which any forward-looking statement may be based except as required by law.
Contact:
Investar Holding Corporation
Chris Hufft
Chief Financial Officer
(225) 227-2215
Chris.Hufft@investarbank.com